SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter submitted to the Comisión Nacional de Valores (CNV) dated September 27, 2016.
2.	English translation of Telecom Argentina S.A. Board Of Directors Meeting No. 342, held on September 27, 2016.

FREE TRANSLATION

Buenos Aires, September 27, 2016

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Telecom Argentina S.A. – Relevant matter - Mandatory Public Tender Offer

I am writing to you as Chairman of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’).

We hereby inform that on September 15, 2016, Fintech Telecom, LLC, Fintech Advisory Inc. and Mr. David Martínez launched in the United States of America a Mandatory Public Tender Offer to acquire the American Depositary Shares (ADSs) represented by American Depositary Receipts (ADRs) and Class B shares of the Company registered with the US Securities and Exchange Commission (‘SEC’), (the ‘US Offer’).

The US Offer is being simultaneously conducted with the Mandatory Public Tender Offer announced by Fintech Telecom, LLC in Argentina, which was authorized in its formal aspects by the Argentine Securities & Exchange Commission (‘Comisión Nacional de Valores’) on September 6, 2016 (the Mandatory Public Tender Offer or the ’OPA’).

Both in the OPA and in the US Offer, the only consideration to be paid for each Class B share of the Company is the one that was made public in the CNV´s and the SEC’s web sites on September 14th and 15th, respectively.

Regarding the US Offer, Telecom Argentina´s Board of Directors, on its meeting held today, resolved to: 1) State that the price offered and the procedures foreseen for its acceptance are fair; 2) Approve the report of the Board of Directors, maintaining the recommendation made by the Board of Directors on March 28th 2016 regarding the OPA.

Sincerely,

Mariano M. Ibañez,
Chairman

TELECOM ARGENTINA S.A.

BOARD OF DIRECTORS MEETING No. 342

In Buenos Aires City, on September 27, 2016, at 11 a.m., the undersigned Members of the Board of Directors and Members of the Supervisory Committee met at the corporate headquarters of TELECOM ARGENTINA S.A. (‘‘Telecom Argentina’ or the ‘‘Company’), Avda. Alicia Moreau de Justo 50. Due to the circumstantial absence of regular members Gerardo Werthein, David Manuel Martínez and Alejandro Macfarlane, alternate members Eduardo Federico Bauer, Baruki Luis Alberto González and Ignacio Villaroel attended the meeting. Also in attendance were the CEO of the Telecom Argentina Group, Mr. Germán H. Vidal; the CFO, Mr. Ignacio Cruz Moran; the COO, Mr. Roberto D. Nobile, and the Board Secretary, Ms. María Delia Carrera Sala.

In accordance with the provisions of section 10 of the Corporate Bylaws, regular director Pedro Chomnalez took part in the meeting remotely, connected with the rest of Board Members and Supervisory Committee Members by videoconference, from Paris, France. Therefore, his attendance was counted for quorum, as required by the abovementioned provision of the Bylaws.

The meeting was presided by the Chairman of the Board, Mr. Mariano Marcelo Ibáñez, who, having determined a quorum, submitted for the consideration of Board Members and Supervisory Committee Members the first and only item on the agenda:

I.	TENDER OFFER ANNOUNCED BY Fintech Telecom, LLC, FINTECH ADVISORY INC. AND DAVID MARTINEZ on the AMerican Depositary Shares (ADS) and class b shares of the company in the united states of america. filings to be made with the Securities and Exchange commission.

The Chairman took the floor and reported that, as is publicly known, on September 15, 2016, Fintech Telecom, LLC , Fintech Advisory Inc. and Mr. David Martínez (the ‘Bidders’) launched in the United States of America a Mandatory Public Tender Offer to acquire the American Depositary Shares (ADSs) represented by American Depositary Receipts (ADRs) and Class B shares of the Company registered with the US Securities and Exchange Commission (‘SEC’), a tender offer that will be referred to in this meeting as the ‘US Offer’, as per the definition contained in the documentation submitted in the USA. The US Offer is being simultaneously conducted with the Mandatory Public Tender Offer announced by Fintech Telecom, LLC in Argentina and authorized in its formal aspects by the Argentine Securities & Exchange Commission (Comisión Nacional de Valores) on September 6, 2016 (referred to as ‘OPA’ as per the Spanish acronym).

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In this regard, the regulations that govern the US Offer in the United States of America require that within 10 days of its launch the Company should submit to the SEC a Recommendation of Tender Offer through a Schedule and/or a ‘Transaction Statement’ contained in a Schedule, which shall specify the position of the Company’s Board about the US Offer. The US Offer and the related documentation was filed by the Bidders with the SEC on September 15, 2016. Furthermore, the Company’s Administration, Finance and Control Department (‘DAFC’) has been working with legal counsel to prepare the documentation that the Company is required to submit to the SEC.

The terms of the US Offer are considered and the Board adopted unanimously, based on computable votes (with the abstentions of Mr. Mariano M. Ibañez and L.A. González due to their relationship with the Bidders), the following resolutions:

(i)	State that the price offered by the Bidders in the US Offer and the procedures foreseen for its acceptance are fair;

(ii)	Approve the report of the Board of Directors and its recommendation on the US Offer transcribed below; and

(iii)	Delegate on the Company’s DAFC the preparation and filing with the SEC of the required Schedules, reflecting the statements and recommendation of the Board on the US Offer.

REPORT OF THE BOARD OF

TELECOM ARGENTINA S.A.

TENDER OFFER ANNOUNCED BY FINTECH TELECOM, LLC, FINTECH ADVISORY INC. AND DAVID MARTÍNEZ on the AMerican Depositary Shares (ADS) and class b shares of the company in the united states of america.

In accordance with the provisions set forth by Rule 14E and related provisions of the US Exchange Act, the Board of Directors of Telecom Argentina S.A. (hereinafter, ‘Telecom Argentina’ or ‘the Company’) issues the following report about the fairness of the price offered and of the procedures followed for the US Offer (‘US Offer’) launched on September 15, 2016 by Fintech Telecom, LLC, Fintech Advisory, Inc. and Mr. David Martínez (jointly referred to as ‘the Bidders’) on the American Depositary Shares (ADSs) represented by American Depositary Receipts (ADRs), and Class B Shares of common stock of the Company registered with the US Securities and Exchange Commission (‘SEC’).

The terms and conditions of the US Offer that the Company’s Board of Directors took into account to issue this Report are those specified in the documentation that was submitted by Fintech Telecom, LLC, Fintech Advisory, Inc. and Mr. David Martínez to the SEC, which is publicly available on the SEC website.

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Background

As duly reported to the control authorities and the markets, on November 14, 2013, Telecom Italia S.p.A and Telecom Italia International N.V. (hereinafter, the ‘Telecom Italia Group’) announced the acceptance of an offer from Fintech Telecom, LLC for the acquisition of the controlling stake held by the Telecom Italia Group in Sofora Telecomunicaciones S.A. (‘Sofora’) and indirectly in Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A., and the rest of the Company’s subsidiaries, which was amended on October 24, 2014 and instrumented through a stock purchase agreement (the ‘Stock Purchase Agreement’). The acquisition of the controlling stake in the Company under said Stock Purchase Agreement was subject to the approval of the telecommunications regulatory entity, formerly, Secretaría de Comunicaciones de la Nación, subsequently, Autoridad Federal de Tecnologías de la Información y las Comunicaciones (‘AFTIC’), and its current successor, Ente Nacional de Comunicaciones (ENACOM).

On October 15, 2015, AFTIC rejected the application for authorization that had been filed for the acquisition of the controlling stake in Sofora under the Stock Purchase Agreement, through Resolution No. 491/2015. Fintech Telecom, LLC, the Telecom Italia Group, W Argentina de Inversiones S.A., Telecom Argentina and Telecom Personal S.A. requested the authorities to revise said Resolution.

On February 17, 2016, the Company was notified of ENACOM Resolution No. 64/2016, partially admitting the request for revision of AFTIC Resolution No. 491/15 that had been filed among other parties by the Company, and decided to go ahead with an analysis of the transaction for the transfer of Telecom Italia Group’s stake in Sofora. On March 7, 2016, ENACOM authorized the acquisition of 51% of Sofora’s common stock that was pending under the Stock Purchase Agreement, and on March 8, 2016, the transaction for transferring Telecom Italia Group’s 51% stake in Sofora to Fintech Telecom, LLC was closed; therefore, Telecom Italia Group ceased to be the indirect controlling shareholder of the Company.

Before approval was granted by ENACOM, on February 24, 2016, the Company informed Comisión Nacional de Valores (‘CNV’) and the Buenos Aires Stock Exchange (‘BCBA’) that it had received from Fintech Telecom, LLC an announcement that it would submit, subject to certain conditions, a Mandatory Tender Offer for the acquisition of all Class B common shares of the Company listed on Mercado de Valores de Buenos Aires S.A. (‘MERVAL’) (hereinafter, the ‘OPA’). At that time, as sole consideration, Fintech Telecom, LLC offered to pay a price of Ps. 46 (Argentine Pesos forty-six) per Class B Share of the Company (less cash dividends per share paid by Telecom Argentina from that date to the date of payment of the Offer Price), payable in pesos, in Argentina.

As regards the abovementioned initial offer, the Board issued a report, dated March 28, 2016.

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Subsequently, Fintech Telecom, LLC increased the Offer Price to US$ 3.925 per Class B share, equivalent to US$ 19.625 per ADS (less the dividends effectively paid by the Company until the date of settlement of the OPA/US Offer). The formal terms of the OPA were approved by the CNV on September 6, 2016, and Fintech Telecom, LLC published ads to announce the start of the OPA in El Cronista Comercial on September 14, 15 and 16, and of the US Offer in the Wall Street Journal on September 15, 2016.

For both the OPA and the US Offer, the only consideration payable per each Class B share will be US$ 3.925 (three dollars and nine hundred and twenty-five thousandths) per Class B share of common stock of the Company, less any cash dividends per share already paid (or any dividend effectively paid before the Settlement Date) by the Company. Consequently, the equivalent price per ADS is US$ 19.625 per ADS (the ‘Offer Price’) less dividends paid, which calculated in US dollars, to date, are as follows: (i) the dividends paid on May 13, 2016 of Ps. 0.72 (seventy-two cents) per share equivalent to US$ 0.050 (five cents) per share or US$ 0.251 (two hundred and fifty-one thousandths) per ADS, using the exchange rate of Ps. 14.40 to US$ 1.00 reported as of the date of payment, and (ii) the dividends paid on August 26, 2016 of Ps. 1.34 (one peso and thirty-four cents) per share, equivalent to US$ 0.088 (eighty-eight thousandths) per share or US$ 0.441 (four hundred and forty one thousandths) per ADS, using the exchange rate of Ps. 15.20 to US$ 1.00 reported on the payment date. In Argentina, under the OPA, said price will be paid in Argentine Pesos at the buying exchange rate reported by Banco de la Nación Argentina for the closing of trading on the date of expiry of the OPA.

Both the US Offer and the OPA will be open during the Offer Receipt Period, which has the same number of business days for both offers. In Argentina, it comprises a General Term of 21 business days starting on September 15, 2016 and ending on October 14, 2016, and an Additional Term of 5 business days, in accordance with applicable regulations, starting on October 17, 2016 and ending on Friday, October 21, 2016. In the USA, the Offer Receipt Period will be from September 15, 2016 to October 21, 2016.

Furthermore, both the US Offer and the OPA are subject to the same conditions precedent: (i) the acquisition of indirect control of Telecom Argentina by Fintech Telecom, LLC has not been expressly denied and no prejudicial requirements have been imposed on the Bidder, Telecom Argentina, or their respective affiliates, by the Argentine Antitrust Agency or by any other Argentine authority, (ii) the OPA or its conduct has not been partly or totally prevented by any measure issued by an administrative or judicial decision from a competent authority, and (iii) authorization for the OPA has been obtained from the CNV, considering that the completion of the OPA in Argentina is a prerequisite to complete the US Offer.

Opinion of the Board of Directors on the Consideration and Procedures of the US Offer.

To issue its opinion, the Board of Directors took into consideration the following items:

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•	Premium over Market Price: the Board considered the historical prices of Class B Shares and ADSs compared to the Offer Price provided by the Bidder. The following conclusions were drawn:

-          The Offer Price for ADSs represents a premium of 10.69% relative to the closing price of ADSs (US$ 17.73 per ADS) in the New York Stock exchange on February 23, 2016, the last day of trading before the date of the initial announcement of the OPA due to change of control (February 24, 2016).

-          Additionally, the Offer Price for ADSs compares reasonably to other historical market prices: it represents a premium of 24.57% over the average closing prices traded on the New York Stock Exchange during the 30 days prior to the OPA announcement on February 24, 2016 (which was US$ 15.75 per ADS), a premium of 24.80% over the average closing prices for the 60 days prior to the OPA announcement (which was US$ 15.73), and a premium of 22.66% over the closing average price of ADSs for the 90 days prior to the announcement (which was US$ 16.00 per ADS). Furthermore, considering weighted averages per trading volume similar results are reached.

-	The Offer Price represents a premium of 29.84% relative to the average closing trading prices of the Class B Shares on the MERVAL for the six months prior to the announcement of the OPA, which was Ps. 45.95 per Class B Share, according to calculations performed by Quantum Finanzas S.A, which is equivalent to US$ 3.023 per share, using the exchange rate of Ps. 15.20 per U.S.$ 1.00 reported by Banco de la Nación Argentina on February 23, 2016.

-	Moreover, the Offer Price, compares reasonably to other historical market prices for the Class B Shares using the exchange rate of Ps. 15.20 per U.S.$ 1.00 reported by Banco de la Nación Argentina on February 23, 2016. it represents a premium of 27.48% over the average closing prices on the MERVAL during the 30 days prior to the OPA announcement date of February 24, 2016, a premium of 31.24% over the closing average trading price for the 60 days prior to the OPA announcement date, and a premium of 28.62% over the average trading price of Class B shares of common stock for the 90 days prior the abovementioned announcement date. Furthermore, considering weighted averages per trading volume similar results are reached.

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•	Quantum Finanzas S.A. Valuation Report: In this type of transactions, CNV regulations allow the subject company to obtain one valuation opinion from an independent third party to determine whether the Offer Price is fair. On March 8, 2016, the Board of Directors approved the preparation by Quantum Finanzas S.A. (‘Quantum’) of a valuation report in accordance with the provisions in the applicable regulation. It is inferred from the report issued by Quantum that the range of fair weighted prices contemplated in its valuation is Ps. 42.5 to 56.7 per share, and the Offer Price per share is higher than said range of fair prices established by Quantum, considering the buying exchange rate reported by Banco de la Nación Argentina of Ps. 15.20 as of February 23, 2016, the day before the OPA announcement, or Ps. 14.80 for September 13 and 14, 2016, immediately preceding the start of the US Offer, or Ps. 15.00 as of September 26, 2016, the day before the date of this report. The full text of the report is available on Form 6-K furnished to the SEC on April 5, 2016.

•	BA Advisors Valuation Report and Columbus Valuation Report: CNV regulations require that in a tender offer of this type, the Bidder must obtain two valuation opinions from two independent third-party valuation firms to determine whether the Offer Price is fair under Argentine law. In March 2016, Fintech Telecom, LLC requested the preparation by Buenos Aires Advisors S.C. (‘BA Advisors’) and Columbus MB S.A. (‘Columbus’) of valuation reports in which said firms should give an opinion. In their reports, both valuation firms stated that the initial Offer Price of Ps. 46 per share was fair, and the current Offer Price is higher than the initial Offer Price, taking into account the buying exchange rate as reported by Banco de la Nación Argentina of Ps. 15.00 as of September 26, 2016. The full text of the reports submitted by the valuation firms is available in Telecom’s report furnished to the SEC on April 5, 2016.
•	Cash Tender Offer; Certainty of Offer Value: The consideration will be paid to holders who accept the Offer fully in cash, which allows for certainty of value in US dollars and immediate liquidity.
•	Likelihood of Consummation: Neither the US Offer nor the OPA are subject to any financing conditions or minimum tender requirements. Additionally, Bidders have stated that they have access to the financial resources needed to consummate the Offers; therefore, in light of the above, it is likely that the US Offer and the OPA will be consummated.
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The Board did not take into consideration the value of the Company’s liquidation because the Company will continue operating after the completion of the US Offer and the OPA.

The Board of Directors believes that the procedures governing the U.S. Offer are fair to unaffiliated holders of ADSs or shares for the following reasons:

•	Mandatory and Regulated Offer: The OPA and consequently the US Offer are caused by an Argentine regulation that requires the Tender Offer to be held in Argentina if there is a change of indirect control over the Company, and it should be directed to each and everyone of Class B shareholders, in accordance with a regulated process subject to approval in its formal aspects by the CNV. Such approval was obtained on September 6, 2016. These regulations require the Bidder and empower the Company’s Board to obtain separate valuation reports from independent third party valuation firms to determine whether the Offer Price is fair under Argentine law.
•	Unconditional Offer: The obligations of the Bidder under the US Offer and the OPA are not subject to any conditions relating to either the minimum or maximum number of Class B Shares and/or ADSs tendered or any financing condition. There is no requirement that the majority of shareholders accept the US Offer or the OPA for it to be completed, therefore each individual shareholder or holder of ADSs can individually exercise its right to accept the Offer voluntarily.

When considering the procedural aspects for purposes of the US Offer and its own regulations, the Board considered that the CNV Rules require the express approval of the formal terms of the OPA, and also has power to object to the Offer Price if it does not consider it fair. In accordance with said Rules, the CNV will especially take into account the decision-making process that sets the price of the offer, in particular, the previous information and the rationale of said decision, as well as the opinion of independent valuation firms, and the valuations provided by the shareholders and the favorable opinion of the Company’s Audit Committee and Supervisory Committee; all of which has been independently verified by the CNV before granting its express authorization on September 6, 2016. The Board also considered that the US Offer is not structured in a way that requires the approval of at least the majority of unaffiliated holders, and believes that the lack of such requirement means that each unaffiliated holder who wishes to take the Offer can do so, regardless of the opinions of the other holders. In turn, Argentine legislation does not allow subjecting the OPA to a minimum acceptance by holders. Accordingly, the lack of said minimum requirement for acceptance did not affect the conclusion of the Board, based on the abovementioned factors about the fairness of the US Offer

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both in terms of procedure and substance, for holders of Class B shares or ADSs of the Company.

Conclusion of the Board

Taking the abovementioned factors into consideration, the Company’s Board believes that the Offer Price is reasonable and fair in terms of applicable standards, because on the one hand it is higher than the fair price obtained through the valuations made by the independent valuation firms hired by Fintech Telecom, LLC before the announcement of the OPA, and on the other, it is higher than the price range estimated as fair by the firm Quantum hired by the Company.

The recommendation of the Company’s Board to the shareholders is that while the US Offer and the OPA are available, they should consider the Offer Price as a fair price basis for the sale of all their respective Class B shares or ADSs, and during the Offer Receipt Period open as from September 15, 2016, their decision to accept or reject the OPA and the US Offer should be based on whether the trading price of the shares or ADSs, in the volumes that each investor intends to sell at the time, is below or above the Offer Price.

Furthermore, the Board believes that from a procedural perspective, the formal procedures included in the US Offer and in the OPA are fair, because it is a mandatory offer for the Bidder and its acceptance is voluntary for the holders of Class B shares or ADSs, and it is generally addressed in the same terms to all holders of securities directly or indirectly unaffiliated with the Company or the Bidder; furthermore, neither the OPA nor the US Offer are subject to any financing requirement or the condition of acceptance by a minimum or maximum number of Class B or ADSs of the Company.

The Board recognizes some aspects that could be detrimental for the holders of Class B shares or ADSs who accept the US Offer or the OPA, as follows:

-	Lack of participation in the Company’s future growth or income: Given the nature of the consideration for the US Offer and the OPA as a transaction to be paid fully in cash, every shareholder and/or holder tendering their securities will be prevented from taking part in any future income or growth of the Company, and will not receive the benefits of any increase in value, unless they re-purchase the securities.

Furthermore,

-	No Member of the Board or member of the Senior Management of the Company has Class B shares or ADSs, except for Roberto Nobile (COO) and Alejandro Quiroga López (Director of Legal and Regulatory Affairs), who do not intend to offer their securities in the OPA or the US Offer.
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-          The Company has not entered into any transaction over Class B common shares or ADSs in the last 60 days before the launch of the OPA and the US Offer.

The Board of Directors

Buenos Aires, September 27, 2016.

The Members of the Supervisory Committee present at the meeting expressly certified that Director Pedro Chomnalez attended remotely, communicating by videoconference, and voted the single item on the Agenda in compliance with the regulations. Furthermore, the Members of the Supervisory Committee certified that the decisions adopted in the meeting were fully compliant with regulations.

There being no further business to transact, the Minutes were drafted, and the meeting was adjourned at 11.20 a.m.

Signatures: Members of the Board of Directors: Mariano Marcelo Ibáñez; Esteban Gabriel Macek; Pedro Chomnalez (by videoconference); Carlos Alejandro Harrison; Martín Héctor D’Ambrosio; Pedro Angel Costoya; Darío Leandro Genua; Eduardo Federico Bauer (replacing Gerardo Werthein); Baruki L. A. González (replacing David M. Martínez), and Ignacio Villaroel (replacing Alejandro Macfarlane). Members of the Supervisory Committee: Pablo Buey Fernández; Gerardo Prieto; Ernesto Juan Cassani; Diego Rangugni; Gabriel Andrés Carretero.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	September 29, 2016	By:	/s/ Pedro G. Insussarry
		Name:	Pedro G. Insussarry
		Title:	Responsible for Market Relations